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05039431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH, D.C. 202

SEC FILE NUMBER
8- 65521

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGEMONT CAPITAL PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 FIFTH AVENUE – 7TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF SWEARINGEN 212-867-8935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BENJAMIN STERN
(Name – *if individual, state last, first, middle name*)

144 EAST 44TH STREET (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [XX] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JEFF SWEARINGEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGEMONT CAPITAL PARTNERS, L.P., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROLANDA K. BIES
Notary Public, State of New York
No. 01BI6104550
Qualified in Westchester County
Commission Expires January 20, 2008

Signature

PARTNER & FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENJAMIN STERN
CERTIFIED PUBLIC ACCOUNTANT
144 East 44th Street, 5th Floor
New York, New York 10017
Phone: 212-867-6555 -- Fax: 212-867-7447
L.I., NY Tel.: 516-487-3222 -- Fax: 516-467-4404
E-Mail: bsterncpa@earthlink.net

INDEPENDENT AUDITORS' REPORT

To The Partners Of
Edgemont Capital Partners, L. P.

We have audited the accompanying statement of financial condition of Edgemont Capital Partners, L.P. as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Edgemont Capital Partners, L.P. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Benjamin Stern
Certified Public Accountant

New York, New York
February 10, 2005

EDGEMONT CAPITAL PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and Cash Equivalents	$411,367
Accounts Receivable-Net of Allowance for Doubtful Accounts of $4,100	58,724
Property and Equipment - at Cost, Less Accumulated Depreciation of $14,975	12,380
Prepaid Expenses	6,255
Other Assets	12,750
TOTAL ASSETS	$501,476

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 4,899
Other Liabilities	11,945
Income Taxes Payable	19,852
Due to Retirement Plan	39,000
Total Liabilities	75,696
COMMITMENTS AND CONTINGENCIES	
PARTNERS' EQUITY:	
Partners' Equity	425,780
TOTAL LIABILITIES AND PARTNERS' EQUITY	$501,476

The Accompanying Notes Are An Integral Part Of These Financial Statements.

EDGEMONT CAPITAL PARTNERS, L.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principal Business Activity:

Edgemont Capital Partners, L.P. Limited, a Limited Partnership ("the Company"), is registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). The Company was formed in December, 2001 under the laws of the State of Delaware. The Company was registered as a broker dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. in January 2003.

The firm advises businesses in the health care industry concerning financing options and opportunities (corporate finance advisory services), business valuation, and concerning M&A and other business combinations. These services are provided in addition to, as well as in conjunction with, its private placement activities. Professional fees, other than placement fees/commissions, are charged for these services, which may or may not lead to the brokering of any securities transaction.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

Revenues and related expenses are recorded as transactions occur.

Property and Equipment:

Property and equipment are stated as cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Property and Equipment is comprised of the following:

Furniture and Fixtures	$10,515
Office Equipment	16,840
	27,355
Less: Accumulated Depreciation	14,975
	$12,380

Income Taxes:

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income is reported by the partners on their own income tax returns. Accordingly, no provision has been made for Federal and New York State income taxes. The Company remains liable for the New York City Unincorporated Business Tax.

Cash and Cash Equivalents:

For the purpose of the Statement of Cash Flows the Company deems cash and cash equivalents to include cash in bank checking and money market accounts and cash in brokerage accounts.

NOTE 2 - SPECIAL RESERVE ACCOUNT:

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule, and as such is exempt from the reporting requirements of such rule.

EDGEMONT CAPITAL PARTNERS, L.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("SEC") which requires that the Company maintain a statutory minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater. The net capital rules require broker-dealers to maintain minimum levels of net capital and may require a NASD member to reduce its business or prohibit an NASD member from expanding its business or making distributions as its net capital approaches certain levels.

At December 31, 2004, the Company had net capital of $335,671 which was $330,622 in excess of its required net capital of $5,049. The Company's percentage of aggregate indebtedness to net capital is 23%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES:

Leases:

Office Space

The Company rents its office space under an operating lease expiring on December 31, 2005. Total rent expense was $55,483 for the year ended December 31, 2004. Future minimum annual lease payments are as follows:

Year Ending December 31,	
2005	$53,739

NOTE 6 – CONCENTRATION:

Cash and cash equivalents includes $33,476 held in a bank checking account and $209,198 held in a bank money market account at December 31, 2004, $125,000 of which is covered by FDIC insurance. Cash and cash equivalents also includes $168,693 held in a brokerage account at December 31, 2004, $100,000 (cash coverage limitation) of which is covered by SIPC insurance.

NOTE 7 – RETIREMENT PLAN:

The Company maintains a Profit Sharing Plan [401(k)] which covers all eligible employees and the individual partners of the Company. The Company contributed $26,000 to the Plan on behalf of these individual partners for 2004.

BENJAMIN STERN
CERTIFIED PUBLIC ACCOUNTANT
144 East 44th Street, 5th Floor
New York, New York 10017
Phone: 212-867-6555 -- Fax: 212-867-7447
L.I., NY Tel.: 516-487-3222 -- Fax: 516-467-4404
E-Mail: bsterncpa@earthlink.net

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To The Partners of
Edgemont Capital Partners, L.P.

In planning and performing our audit of the financial statements and supplemental schedule of Edgemont Capital partners, L.P. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

Making the quarterly securities examinations, counts, verifications and comparisons.

Recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the principals, partners, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Benjamin Stern
Certified Public Accountant

New York, New York
February 10, 2005